SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of August of 2008

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

August 12, 2008

Banco Latinoamericano de Exportaciones, S.A.

	By:	/s/ Pedro Toll
	Name:	Pedro Toll
	Title:	Deputy Manager

FOR IMMEDIATE RELEASE-

BLADEX SUCCESSFULLY CLOSES TWO-YEAR SYNDICATED TERM LOAN FACILITY

Panama City, Republic of Panama, August 11, 2008 - Banco Latinoamericano de Exportaciones, S.A. (“Bladex” or “the Bank”) (NYSE: BLX) announced today the successful closing of a two-year syndicated term loan facility, jointly lead-arranged by Santander Investment Securities and Standard Chartered Bank. The $150 million facility was substantially oversubscribed, closing with $245 million in total commitments among thirteen participating banks.

"This transaction underlines Bladex's ability to sustain robust asset growth, despite the market's continued liquidity limitations," commented Gregory Testerman, Bladex's Senior MD for Treasury & Capital Markets.  "Taken together with recent rating upgrades, consistently strong financial results, and high levels of capital and liquidity, this transaction reflects the Bank's exceptional ability to manage the challenges currently affecting the global banking sector.  Furthermore, the Bank is well-positioned to continue leveraging today's unique market opportunities."

"Bladex is very satisfied with the distribution capabilities and overall professionalism of Santander and Standard Chartered in successfully bringing this transaction to market," Mr. Testerman added.

Bladex is a supranational bank established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks and institutional and retail investors.

For further information, please access our web site on the Internet at www.bladex.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention: Gregory Testerman, Senior MD for Treasury & Capital Markets
Tel.: (507) 210-8567, E-mail: gtesterman@bladex.com

-or-

Jaime Celorio, Chief Financial Officer
Tel: (507) 210-8563, Email: jcelorio@bladex.com

i-advize Corporate Communications, Inc.,
82 Wall Street, Suite 805, New York, NY 10005
Attention: Melanie Carpenter or Peter Majeski
Tel.: (212) 406-3690, E-mail: bladex@i-advize.com